

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

Mr. Zhen Jiang Wang
Chief Executive Officer
First China Pharmaceutical Group, Inc.
Number 504, West Ren Min Road
Kunming City, Yunnan Province
People's Republic of China 650000

>   **Re: First China Pharmaceutical Group, Inc.**
>   **Amendment No. 1 to Form 8-K**
>   **Filed December 6, 2010**
>   **File No. 000-54076**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business Description, page 3

Background, page 4

1. Expand your disclosure to discuss in detail, presenting all applicable formulas and projections for the relevant periods, the bonus payments based on two percent of the quarterly gross sales of XYT to be paid to Mr. Wang. State whether your projections comport with historical information regarding the quarterly gross sales and if not, why.

2. Disclose the nature of the financing considered in the agreement discussed herein and any other financing methods contemplated, include the closing date of the Exchange Transactions and the dates the financing is expected to be conducted in accordance with same. Discuss any anticipated affects on shareholder liquidity in connection with these financing efforts. Further, disclose any penalties or fees you will incur if you are not able to perform the financing as contemplated by the Exchange Agreement. Disclose all plans, proposals or arrangements, verbal or otherwise.

3. Please advise whether or not FCPG is a WOFE, as stated on page 5. It is unclear how FCPG would be a WOFE operating in Hong Kong. Disclose the stated business purpose of XYT as a WOFE and provide a copy of its business license on a supplemental basis.

4. Explain how FCPG HK was established for the purpose of "investment and holding." Detail what you mean and state the business purpose for same.

5. Explain how FCPG HK is "required to repay the distributed profits if the distribution is made without the allocation of relevant welfare and funds and losses made-up, given its location in Hong Kong.

Corporate Structure, page 5

6. We note your response to comment 3 from our letter dated October 21, 2010. In your discussion you state that pursuant to a "special arrangement" between Hong Kong and the PRC, FCPG HK may qualify for a lower tax rate of 5%. Please disclose what special arrangement you are referring to including whether it is codified, limited in duration or subject to renewal by either party.

Strategy, page 6

7. In the second paragraph under this heading you state that you are applying for a second internet license, the Internet Transaction Service License. Please disclose what stage of the application process you are currently in, including all completed and anticipated dates of completion, when you believe you will receive approval and how your business will be impacted if you do not receive approval for this license.

8. Additionally, please state concisely the difference between the License of Internet Drug Information Service and the Internet Transaction Service License.

9. We note your response to comment 4 from our letter dated October 21, 2010. Please explain why the Internet Drug Information Service Qualification Certificate states "Nature of Service: non-business."

Products and Distribution, page 6

10. We note your response to comments 7 and 12 from our letter dated October 21, 2010. Please revise to include specific examples of the types of Chinese patent drugs, herbs, pharmaceutical chemicals, biological products, antibiotics, biochemical drugs and small medical instruments you distribute.

11. We note your statement that your products are purchased by licensed pharmaceutical users and retailers such as hospitals, medical clinics and pharmacies and that small licensed drug distributors also purchase these products to distribute. Please amend this disclosure to state whether or not these are current customers of XYT or they are prospective customers you hope to secure.

12. Explain how you assess that XYT will be able to supply its current customers with over 80% of the pharmaceutical products they require and become their primary supplier. Discuss your target dates and provide support for your belief that you will meet these goals, including how you will:

   - Expand product line six-fold;
   - Offer products at lower prices, including percentage discount; and
   - Broaden your product line to 30,000 products, including the current number of products.

Products and Distribution, page 7

13. Expand your disclosure to explain in detail how you plan to "attract more large customers that currently do not utilize XYT," outlining your intended steps toward "aggressively" attracting 5,000 new primary customers. Define your use the term "primary."

14. We note your response to comment 5 from our letter dated October 21, 2010 including discussion of customers placing orders over the phone and via email. Please revise to state clearly if customers can place orders directly through your website, www.kmxty.com. If they cannot place orders directly through your website, please disclose why orders are not placed over the internet using your website.

Exhibit 99.1(a)

Kun Ming Xin Yuan Tang Pharmacies Co. Ltd

Financial Statements

December 31, 2009, 2008 and 2007

Balance Sheets

15. We note your response to comment 25 from our letter dated October 21, 2010. We continue to believe you should report the receivable "Due from related party" as a deduction from stockholders' equity. In this regard, we note in your response that the Company may settle this amount by treating it as a dividend payable. Please revise your financial statements accordingly.

16. In addition, revise the related financial statement footnote disclosures to fully address each of the following questions and provide us a detailed written response specifically addressing each issue.

   a. What is the nature of trade receivables Mr. Wang collected?
   b. From whom does Mr. Wang collect the receivables?
   c. Why has Mr. Wang personally and not the Company collected the receivables?
   d. Is Mr. Wang in the business of collecting receivables on behalf of other parties?
   e. What legal rights does the Company have to claim these receivables or the cash collected?
   f. What formal arrangements, if any, has the Company entered into with Mr. Wang to collect the receivables?
   g. Explain the details of any fee arrangement with Mr. Wang to compensate him for the collection service.
   h. Explain if Mr. Wang has remitted any cash back to the Company and, if so, quantify the amount.
   i. Quantify the amount of cash collected by Mr. Wang and not remitted to the Company.
   j. Explain why any amounts collected by Mr. Wang are not immediately deposited in a Company owned bank account.
   k. Also, file as an exhibit any documentation of the receivable collection arrangement between the Company and Mr. Wang.

Exhibit 99.1(b)

First China Pharmaceutical Group Limited

Pro-Forma Combined Financial Statements

For The Six Months Ended June 30, 2010

17. Regarding your response to comments 26 and 27 in our letter dated October 21, 2010, please explain and disclose whether the acquisition completed on June 25, 2010 and the share sale agreement completed on July 5, 2010 were negotiated at the same time in contemplation of one another.

18. It appears, from your response to comments 26 and 27, that on June 25, 2010 First China Pharmaceutical Group Limited or FCPG HK, a company wholly owned by Mr. Douglas Billingsley, purchased XYT, a company substantially wholly owned by Mr. Zhen Jiang Wang. Subsequently, on July 5, 2010, Mr. Zhen Jiang Wang purchased all the shares of FCGP HK from Mr. Douglas Billingsley for consideration. Rather than entering into these transactions, it is unclear to us why XYT did not simply form a holding company. Please disclose and explain to us the business purpose of structuring the transactions in this manner.

19. Regarding the June 25, 2010 transaction, please provide and disclose the following information, including references to the accounting guidance relied upon, and provide any other disclosures required under ASC 805:

    a. Identify the acquirer;
    b. Quantify the amount of purchase consideration and describe its nature;
    c. Explain how the acquirer recognized and measured the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree;
    d. How did the acquirer recognize and measure goodwill (or a gain from a bargain purchase).

20. Furthermore, provide us with the historical financial statements as of June 30, 2010 for FCGP HK.

21. In regards to the July 5, 2010 share sale transaction, disclose the following information in the period in which the exchange of equity occurred, and as a subsequent event in the historical financial statements as of June 30, 2010 of FCGP HK:

    a. The amount and nature of consideration paid by Mr. Wang;
    b. The name and brief description of the entity included in the reporting entity as a result of the net asset transfer or exchange of equity interests; and
    c. The method of accounting for the transfer of net assets or exchange of equity interests.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

s/ Celeste Murphy for

Larry Spirgel
Assistant Director

cc: <u>Sent via facsimile to (916) 448-1709</u>
       Mark C. Lee, Esq.
     Greenberg Traurig, LLP